GROUPE
CLARINS

07023079

RECEIVED

2007 MAY -1 A 11:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA

SUPPL

RE : Clarins File N° 82-02960

April 19, 2007

Dear Sirs,

Enclosed is a copy of **Clarins Group 2007 first quarter net sales** submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

Pankaj CHANDARANA
Head of Investor Relations

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

5/7, rue du Commandant Pilot, BP 174 • 92203 Neuilly-sur-Seine Cedex, FRANCE • Tél : +33 (0)1 47 38 12 12 • Fax : +33 (0)1 45 00 35 88
Société Anonyme à Directoire et Conseil de Surveillance au capital de 326 037 816 € • R.C. Nanterre B 775 668 155
www.clarins-finance.com

GROUPE
CLARINS

April 19, 2007

NET SALES
2007 FIRST QUARTER

Net Sales per Activity	1st quarter 2007	1st quarter 2006	Change at average exchange rates	Change at constant exchange rates
	in € million		in %	
Beauty	167.0	156.8	+ 6.5	+ 9.3
Group's Perfumes	63.1	64.4	- 2.0	+ 0.6
Total Group's brands	**230.1**	**221.2**	**+ 4.0**	**+ 6.8**
Perfume Distribution	10.3	17.1	- 40.1	- 37.1
Consolidated Total	**240.4**	**238.3**	**+ 0.9**	**+ 3.7**

The Group's brands net sales for the first quarter reached € 230.1 million, an increase of 6.8% at constant exchange rates, in line with the Group's target. Disappointing performances realized by the brands distributed in the United States affected the Perfume Distribution activity. However, excluding the US operation, this activity posted a growth of 6.9% at constant exchange rates.

Negative currency effects resulting from a stronger euro affected the growth of net sales by 2.8 points.

The Group's consolidated net sales were € 240.4 million, up 0.9% at average exchange rates and 3.7% at constant exchange rates.

The Beauty Division rose by 9.3%, boosted by the very positive response to the new make-up line (+30.2%), and due to the performance of the Skin Care activity (+5.0%) driven by three major launches (*Expertise 3P*, *Stretch Mark Control*, *ClarinsMen Skin Difference*) and by the reformulation of the sun care products.
Thierry Mugler Perfumes (+4.0%) benefited from the launches of two fragrances with fresh and aquatic notes, *Eau de Star* and *Ice Men*, while for **Azzaro (+6.9%)** the *Now* duo fragrance with a high tech design of inter fitting bottles received very good response from the trade.
The coming months will partially catch up with the shortfall registered by the **Perfume Distribution activity**, as in 2006 net sales of the brands distributed in the United States were mostly realized in the first quarter.

The Group's activity for the first quarter reinforces the Management's optimism for the future.

NP

Eurolist – Compartiment A

Investor Relations Department – www.clarins-finance.com
Tel. : +33 1 46 41 41 25 – Fax : + 33 1 45 00 35 88 – Email : finance@clarins.com

CLARINS PARIS   AZZARO PARIS   Thierry Mugler   PARFUMS Stella Cadente

Net sales by geographical area	1st quarter 2007	1st quarter 2006	Change at average exchange rates	Change at constant exchange rates
	in € million		in %	
Europe	160.2	145.8	+ 9.9	+ 9.7
North America	32.8	46.0	- 28.6	- 21.6
Asia	26.9	27.6	- 2.7	+ 5.8
Others [(1)]	20.5	18.9	+ 8.1	+15.4
Consolidated Total	**240.4**	**238.3**	**+ 0.9**	**+ 3.7**

[(1)] Other countries include chiefly Australia, the Middle East, Latin America and Africa

END